Exhibit 99.1

Auris Medical News Release

Auris Medical Provides Business Update and Reports Full Year 2016

Financial Results

•	Results from first AM-111 Phase 3 trial expected in third quarter of 2017

•	Addition of AM-125 expands clinical-stage pipeline into vestibular disorders

•	Conference call set for 8 am ET (1 pm CET) today

Zug, Switzerland, March 14, 2017 – Auris Medical Holding AG (NASDAQ: EARS), a clinical-stage company dedicated to developing therapeutics that address important unmet medical needs in otolaryngology, today provided a business update and announced financial results for the full year ended December 31, 2016.

“We are proud to be leading the charge in the development of new, much-needed therapies for inner ear disorders,” commented Thomas Meyer, Auris Medical’s founder, Chairman and Chief Executive Officer. “We are moving toward the upcoming Phase 3 results from the AM-111 HEALOS trial for acute inner hearing loss while also progressing with Keyzilen®, our late-stage tinnitus program. Furthermore, we are finalizing our plans for AM-125 in Meniere’s disease and vestibular vertigo and look forward to initiating a second Phase 1 trial later this year. With the addition of AM-125, we have built a broad, diverse pipeline of drug candidates that present multiple opportunities for Auris Medical to help patients.”

Development Program Updates

AM-111 for Acute Inner Ear Hearing Loss

•	Received fast track designation from the FDA for AM-111 in acute sensorineural (inner ear) hearing loss, highlighting the seriousness of the condition as well as the unmet medical need.

•	Progressed with enrollment in the Phase 3 HEALOS trial, which is being conducted in several European and Asian countries. The trial aims to enroll approximately 255 patients with severe to profound idiopathic sudden sensorineural hearing loss. Auris Medical expects to complete enrollment in the second quarter of 2017 and announce top-line results from this trial in the third quarter of 2017.

•	Continued ramp-up of the Phase 3 ASSENT trial, which is being conducted in the US, Canada and South Korea. The trial aims to enroll approximately 300 patients with severe to profound idiopathic sudden sensorineural hearing loss. Auris medical expects to announce top-line results from this trial in the second half of 2018.

Keyzilen® (AM-101) for Acute Inner Ear Tinnitus

•	Resumed enrollment in the Phase 3 TACTT3 trial, which is being conducted in Europe. The trial previously enrolled more than 300 patients during the acute tinnitus stage (Stratum A) and approximately 330 patients during the post-acute tinnitus stage (Stratum B). An additional 60 patients are now being enrolled in each stratum. Auris Medical expects to announce top-line results from the expanded trial in early 2018.

Auris Medical Holding AG • Bahnhofstrasse 21 • CH-6300 Zug • Tel. +41 41 729 71 94 • www.aurismedical.com

•	Completed the AMPACT open-label studies, which evaluated the long-term safety of Keyzilen®. Auris Medical expects to announce results from these studies in the second quarter of 2017.

AM-125 for Meniere’s Disease and Vestibular Vertigo

•	Entered into an agreement with Otifex Therapeutics Pty. Ltd. to purchase various assets related to intranasal betahistine, including preclinical and clinical data as well as certain intellectual property rights. In a Phase 1 trial conducted by Otifex, intranasal betahistine showed good tolerance and a significantly higher bioavailability than reported for oral betahistine administration.

•	Under the product code AM-125, Auris Medical is developing betahistine in a spray formulation for the intranasal treatment of Meniere’s disease and vestibular vertigo. Oral betahistine is approved for the treatment of Meniere’s disease and vestibular vertigo and marketed in more than 80 countries worldwide. Auris Medical plans to initiate a second Phase 1 trial in 2017.

Other Developments

•	Extended the AM-102 King’s College London collaboration, which is focused on the discovery of small molecule compounds for a second-generation tinnitus treatment. Auris Medical expects to select a lead compound by year-end 2017.

•	Completed a public offering of 10,000,000 common shares and 10,000,000 warrants with net proceeds of $9.1 million. The common shares and warrants were sold in units comprised of one common share and one warrant at the price of $1.00 per unit. Each warrant entitles its holder to purchase 0.70 of a common share at the price of $1.20 per share.

•	Anne Sabine Zoller, who has served as Auris Medical’s General Counsel since 2015, has decided to leave the Company in the coming months to pursue another opportunity.

Full Year 2016 Financial Results

•	Cash and cash equivalents totaled CHF 32.4 million at December 31, 2016, which does not include the $9.1 million of net proceeds received from the February 2017 public offering.

•	Total operating expenses for 2016 were CHF 30.2 million compared to CHF 30.9 million for 2015.

•	Research and development expenses for 2016 were CHF 24.8 million compared to CHF 26.5 million for 2015.

•	General and administrative expenses for 2016 were CHF 5.4 million compared to CHF 4.3 million for 2015.

•	Net loss for 2016 was CHF 30.7 million, or CHF 0.89 per share, compared to CHF 29.7 million, or CHF 0.92 per share, for 2015.

Auris Medical expects that its operating expenses in 2017 will be in the range of CHF 28.0 to 32.0 million. With the proceeds from the February 2017 offering, the Company’s cash runway has been extended into the first quarter of 2018.

Annual General Meeting

Auris Medical’s Annual General Meeting will take place in Zug, Switzerland, on April 13, 2017, at 10:00 am CET. At the meeting, the Company will propose the re-election of its current members of the Board of Directors with the exception of Professor Wolfgang Arnold and James I. Healy. The Board of Directors proposes the election of Mats Blom as a new Board member.

Mats Blom is Senior Vice President and Chief Financial Officer (CFO) of Zealand Pharma A/S. Prior to joining Zealand, he served as CFO of Swedish Orphan International, an orphan drug company acquired by BioVitrum in 2009. In addition, Mr. Blom has extensive managerial experience and has held CFO positions at Active Biotech AB and Anoto Group AB. Previously, he served as a management consultant at Gemini Consulting and Ernst & Young. Mats Blom holds a BA in Business Administration and Economics from the University of Lund and an MBA from IESE University of Navarra, Barcelona.

“We would like to thank Wolfgang Arnold and James Healy for their great contribution to our Board of Directors,” Thomas Meyer said. “At the same time, we are delighted to propose the election of Mats Blom to our Board of Directors. Mats has built a great track record in key roles with several innovative European biotech and pharmaceutical companies and will provide great support as we advance our clinical-stage programs and move toward commercialization.”

Auris Medical’s Annual Report on Form 20-F for the year ended December 31, 2016 was filed with the Securities and Exchange Commission. A copy of the Annual Report and the agenda for the Annual General Meeting are available on the Company’s website www.aurismedical.com in the Investors section.

Today’s Conference Call & Webcast Information

Auris Medical will host a conference call and webcast to discuss the full year 2016 financial results and to provide a general business update today, March 14, 2017, at 8:00 am ET (1:00 pm CET). To participate in this conference call, dial 1-877-280-3488 (USA) or +1-646-254-3372 (International), and enter passcode 7503630. A live webcast of the conference call will be available in the Investors section of the Auris Medical website at www.aurismedical.com and a replay of the conference call will be available following the live call.

About Auris Medical

Auris Medical is a Swiss biopharmaceutical company dedicated to developing therapeutics that address important unmet medical needs in otolaryngology. The Company is focused on the Phase 3 development of treatments for acute inner ear hearing loss (AM-111) and for acute inner ear tinnitus (Keyzilen®; AM-101) by way of intratympanic administration with biocompatible gel formulations. In addition, Auris Medical is pursuing intranasal betahistine for Meniere’s disease and vestibular vertigo (AM-125) as well as early-stage research and development projects. The Company was founded in 2003 and is headquartered in Zug, Switzerland. The shares of Auris Medical Holding AG trade on the NASDAQ Global Market under the symbol “EARS.”

Forward-looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or Auris Medical’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, prevailing market conditions, whether the Company will consummate the offering of shares and warrants on the expected terms, or at all, the satisfaction of closing conditions related to the offering and risks related to the application of the net proceeds, if any, from the offering. There can be no assurance that the Company will be able to complete the offering at the anticipated size or on the anticipated terms, or at all. In any event, the Company may continue to need additional funding and may be unable to raise capital when needed, which could force the Company to delay, reduce or eliminate its product development programs or commercialization efforts. Other risks and uncertainties relating to the Company's business include the timing and conduct of clinical trials of Auris Medical’s product candidates, including the likelihood that the TACTT3 clinical trial with Keyzilen® will not meet its endpoints, the clinical utility of Auris Medical’s product candidates, the timing or likelihood of regulatory filings and approvals, Auris Medical’s intellectual property position and Auris Medical’s financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Auris Medical’s capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Auris Medical’s Annual Report on Form 20-F and future filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and Auris Medical does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

Company contact: Cindy McGee, Head of Investor Relations and Corporate Communications, +41 61 201 1350, investors@aurismedical.com

Media contact: David Schull, Russo Partners, 1-858-717-2310, david.schull@russopartnersllc.com

AURIS MEDICAL HOLDING AG

Consolidated Statement of Profit or Loss and Other Comprehensive Loss

For the Years Ended December 31, 2016 and 2015

(in CHF)

	2016	2015
Research and development	(24,776,763)	(26,536,176)
General and administrative	(5,446,512)	(4,341,570)
Operating loss	(30,223,275)	(30,877,746)
Interest income	67,565	36,562
Interest expense	(828,547)	(7,985)
Foreign currency exchange gain/(loss), net	(100,097)	1,144,106
Revaluation gain from derivative financial instruments	291,048	-
Loss before tax	(30,793,306)	(29,705,063)
Income tax gain	131,055	-
Net loss attributable to owners of the Company	(30,662,251)	(29,705,063)
Other comprehensive loss:
Items that will never be reclassified to profit or loss
Remeasurement of defined benefit liability,
net of taxes of CHF 0	(394,102)	(53,916)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences,
net of taxes of CHF 0	(19,723)	(12,712)
Other comprehensive loss, net of taxes of CHF 0	(413,825)	(66,628)
Total comprehensive loss attributable to owners of the Company	(31,076,076)	(29,771,691)
Basic and diluted loss per share	(0.89)	(0.92)

AURIS MEDICAL HOLDING AG

Consolidated Statement of Financial Position

(in CHF)

	December 31, 2016	December 31, 2015

ASSETS
Non-current assets
Property and equipment	369,294	222,570
Intangible assets	1,482,520	1,482,520
Other non-current receivables	114,778	38,066
Total non-current assets	1,966,592	1,743,156

Current assets
Other receivables	296,531	650,716
Prepayments	952,595	181,044
Cash and cash equivalents	32,442,222	50,237,300
Total current assets	33,691,348	51,069,060

Total assets	35,657,940	52,812,216

EQUITY AND LIABILITIES
Equity
Share capital	13,731,881	13,721,556
Share premium	112,838,815	112,662,910
Foreign currency translation reserve	(83,544)	(63,821)
Accumulated deficit	(112,344,303)	(81,578,733)
Total shareholders' equity attributable to owners of the Company	14,142,849	44,741,912

Non-current liabilities
Loan	10,151,498	-
Derivative financial instruments	117,132	-
Employee benefits	2,092,434	1,575,833
Deferred tax liabilities	196,582	327,637
Total non-current liabilities	12,557,646	1,903,470

Current liabilities
Loan	2,212,706	-
Trade and other payables	1,837,997	1,205,522
Accrued expenses	4,906,742	4,961,312
Total current liabilities	8,957,445	6,166,834
Total liabilities	21,515,091	8,070,304
Total equity and liabilities	35,657,940	52,812,216